CCIF ACQUISITION CORP.

150 E. 52nd Street, Suite 20001

New York, NY 10022

March 15, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Re:	CCIF ACQUISITION CORP.
Registration Statement on Form S-1 Filed May 28, 2021 File No. 333-256645

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), CCIF Acquisition Corp., a Cayman Islands exempted company (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on May 28, 2021.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Ming-Po Cai, Chief Executive Officer, CCIF Acquisition Corp., at the above-mentioned address, with a copy to Michael J. Blankenship, Winston & Strawn LLP, 800 Capital St., Suite 2400, Houston, TX 77002.

Please do not hesitate to contact Michael J. Blankenship at (713) 651-2600 if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely yours,

CCIF ACQUISITION CORP.,

By:	/s/ Kwok On Yeung
Kwok On Yeung
Chief Executive Officer

cc:	Michael J. Blankenship
Winston & Strawn LLP